FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February, 2003

Commission File Number    0-29546

America Mineral Fields Inc

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40–F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82- _______

NEWS RELEASE

St. George’s House
15 Hanover Square
London W1S 1HS
England
Tel: ++ 44 20-7355-3552
Fax: ++ 44 20-7355-3554
Website:www.am-min.com
Email: london@am-min.com

For Immediate Release

AMERICA MINERAL FIELDS ANNOUNCES KEY PARTNERSHIP AGREEMENTS WITH MAJOR INTERNATIONAL FINANCIAL INSTITUTIONS

LONDON, U.K. (February 18, 2003) America Mineral Fields Inc (AMZ or the Company) today announced that it had agreed heads of terms with the International Finance Corporation (IFC, the World Bank’s private sector affiliate) and South Africa’s Industrial Development Corporation (IDC). This agreement (the “Agreement”) provides a framework for the participation of these leading international financial institutions in AMZ’s core Kolwezi cobalt/copper tailings project in the Democratic Republic of Congo (DRC).

“The involvement of both the leading multilateral agency and the government-owned investment agency of South Africa, is of considerable value to us,” said Tim Read, President and CEO, America Mineral Fields. “Their involvement significantly enhances the credibility of the Kolwezi Project and should accelerate the pace of its development. It is, moreover, testimony to the DRC’s improving investment climate and declining sovereign risk. ”

“This agreement has been made possible by both the implementation of the DRC’s new mining code and the impressive economic stabilization of the country over the past two years,” continued Mr. Read.

Under the terms of the Agreement, each of the agencies will have an option to acquire up to 10% of the Kolwezi Project on a farm-in basis. The price of this farm-in will be related to the accumulated expenditures of AMZ and its affiliates up to the time of the exercise of the option. The exercise of these options by the agencies would depend on several factors including the economic parameters and financial structure of the project, as well as the agencies’ due diligence and final board approvals.

Pursuant to the Agreement, the Company has granted each of the IFC and the IDC a warrant to purchase up to 2.5% of the common shares of AMZ at a price of C$0.75 per share. The warrants have a term of five years and are exercisable after one year.

AMZ’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC’s copper belt infrastructure.

NEWS RELEASE

About the IFC

IFC’s mission is to promote sustainable private sector investment in developing countries, helping to reduce poverty and improve people’s lives. IFC finances private sector investments in the developing world, mobilizes capital in the international financial markets, and provides technical assistance and advice to governments and businesses. Since its founding in 1956 through FY02, IFC committed more than $34 billion of its own funds and arranged $21 billion in syndications for 2,825 companies in 140 developing countries. IFC’s committed portfolio as of FY02 was $15.1 billion for its own account and $6.5 billion held for participants in loan syndications.

About the IDC

The Industrial Development Corporation of South Africa is a government-owned, but self-funding development finance institution. Its primary object is to contribute to the generation of balanced sustainable growth in Africa and to further the economic empowerment of the South African population. It is a leading investor in a number of major projects in the metals and mining sector within South Africa and, more recently, in other African countries.

About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange under the symbol “AMZ”. The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. The Company’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

–END–

London	North America

Tim Read – Chief Executive Officer Telephone: 44-20-7355-3552	Martti Kangas – The Equicom Group Telephone: 416-815-0700 x. 243
800-385-5451 (toll free)
Facsimile: 44-20-7355-3554 E–mail: London@am-min.com	Facsimile: 416-815-0080 E–mail: mkangas@equicomgroup.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended October 31, 2001 and Reports on Form 6-K filed with the Securities and Exchange Commission

BRITISH COLUMBIA
ALBERTA
ONTARIO

BC FORM 53-901F
(Previously Form 27)

MATERIAL CHANGE REPORT

Section 85(1) of the Securities Act (British Columbia) and Section 151 of the Securities Rules
(British Columbia), and corresponding provisions of the securities legislation in other Provinces

Item 1. Reporting Issuer

America Mineral Fields Inc. c/o Suite 2100 1111 West Georgia Street Vancouver, B.C. V6E 4M3

Item 2. Date of Material Change

February 18, 2003 (being the date of the news release).

Item 3. Press Release

The Press Release dated February 18, 2003 was forwarded to the Toronto Stock Exchange, the American Stock Exchange, and disseminated via (North American disclosure network, South Africa Network and the European Disclosure Network) Canada Stockwatch, and Market News.

A copy of the Press Release is attached as Schedule “A”.

Item 4. Summary of Material Change

America Mineral Fields Inc announced that it had agreed heads of terms with the International Finance Corporation (IFC, the World Bank’s private sector affiliate) and South Africa’s Industrial Development Corporation (IDC). This agreement (the “Agreement”) provides a framework for the participation of these leading international financial institutions in AMZ’s core Kolwezi cobalt/copper tailings project in the Democratic Republic of Congo (DRC).

Item 5. Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on Section 85(2) of the Securities Act (British Columbia) and corresponding provisions of the securities legislation in other Provinces

Not Applicable.

Item 7. Omitted Information

Not Applicable.

Item 8. Senior Officers

The following Senior Officer of the Company is available to answer questions regarding this report:

Tim Read President Tel: 44 207 355 3552

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 18th day of February, 2003.

AMERICA MINERAL FIELDS INC.

 Per:

 /S/ “PAUL C. MACNEILL”
Paul C. MacNeill
Director

Schedule “A”

NEWS RELEASE

St. George’s House
15 Hanover Square
London W1S 1HS
England
Tel: ++ 44 20-7355-3552
Fax: ++ 44 20-7355-3554
Website:www.am-min.com
Email: london@am-min.com

For Immediate Release

AMERICA MINERAL FIELDS ANNOUNCES KEY PARTNERSHIP AGREEMENTS WITH MAJOR INTERNATIONAL FINANCIAL INSTITUTIONS

LONDON, U.K. (February 18, 2003) America Mineral Fields Inc (AMZ or the Company) today announced that it had agreed heads of terms with the International Finance Corporation (IFC, the World Bank’s private sector affiliate) and South Africa’s Industrial Development Corporation (IDC). This agreement (the “Agreement”) provides a framework for the participation of these leading international financial institutions in AMZ’s core Kolwezi cobalt/copper tailings project in the Democratic Republic of Congo (DRC).

“The involvement of both the leading multilateral agency and the government-owned investment agency of South Africa, is of considerable value to us,” said Tim Read, President and CEO, America Mineral Fields. “Their involvement significantly enhances the credibility of the Kolwezi Project and should accelerate the pace of its development. It is, moreover, testimony to the DRC’s improving investment climate and declining sovereign risk. ”

“This agreement has been made possible by both the implementation of the DRC’s new mining code and the impressive economic stabilization of the country over the past two years,” continued Mr. Read.

Under the terms of the Agreement, each of the agencies will have an option to acquire up to 10% of the Kolwezi Project on a farm-in basis. The price of this farm-in will be related to the accumulated expenditures of AMZ and its affiliates up to the time of the exercise of the option. The exercise of these options by the agencies would depend on several factors including the economic parameters and financial structure of the project, as well as the agencies’ due diligence and final board approvals.

Pursuant to the Agreement, the Company has granted each of the IFC and the IDC a warrant to purchase up to 2.5% of the common shares of AMZ at a price of C$0.75 per share. The warrants have a term of five years and are exercisable after one year.

AMZ’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC’s copper belt infrastructure.

NEWS RELEASE

About the IFC

IFC’s mission is to promote sustainable private sector investment in developing countries, helping to reduce poverty and improve people’s lives. IFC finances private sector investments in the developing world, mobilizes capital in the international financial markets, and provides technical assistance and advice to governments and businesses. Since its founding in 1956 through FY02, IFC committed more than $34 billion of its own funds and arranged $21 billion in syndications for 2,825 companies in 140 developing countries. IFC’s committed portfolio as of FY02 was $15.1 billion for its own account and $6.5 billion held for participants in loan syndications.

About the IDC

The Industrial Development Corporation of South Africa is a government-owned, but self-funding development finance institution. Its primary object is to contribute to the generation of balanced sustainable growth in Africa and to further the economic empowerment of the South African population. It is a leading investor in a number of major projects in the metals and mining sector within South Africa and, more recently, in other African countries.

About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange under the symbol “AMZ”. The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. The Company’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

–END–

London	North America

Tim Read – Chief Executive Officer Telephone: 44-20-7355-3552	Martti Kangas – The Equicom Group Telephone: 416-815-0700 x. 243
800-385-5451 (toll free)
Facsimile: 44-20-7355-3554 E–mail: London@am-min.com	Facsimile: 416-815-0080 E–mail: mkangas@equicomgroup.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended October 31, 2001 and Reports on Form 6-K filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

America Mineral Fields Inc.

(Registrant)

Date February 19, 2003	By:	/S/“PAUL C. MACNEILL”

(Print) Name: Paul C. MacNeill
Title: Director